UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 8)

Solid Biosciences Inc.

(Name of Issuer)

Common Stock, $0.001

par value per share

(Title of Class of Securities)

83422E 105

(CUSIP Number)

Bain Capital Life Sciences Investors, LLC

200 Clarendon Street

Boston, MA 02116

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 11, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83422E 105	13D	Page 2 of 9

1	Names of reporting persons BCLS SB Investco, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Common Stock
	8	Shared voting power 528,660 shares of Common Stock
	9	Sole dispositive power 0 shares of Common Stock
	10	Shared dispositive power 528,660 shares of Common Stock

11	Aggregate amount beneficially owned by each reporting person 528,660 shares of Common Stock
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 1.4%
14	Type of reporting person PN

CUSIP No. 83422E 105	13D	Page 3 of 9

1	Names of reporting persons Bain Capital Life Sciences Fund II, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds SC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Common Stock
	8	Shared voting power 267,257 shares of Common Stock
	9	Sole dispositive power 0 shares of Common Stock
	10	Shared dispositive power 267,257 shares of Common Stock

11	Aggregate amount beneficially owned by each reporting person 267,257 shares of Common Stock
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.7%
14	Type of reporting person PN

CUSIP No. 83422E 105	13D	Page 4 of 9

1	Names of reporting persons BCLS II Investco, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC, SC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Common Stock
	8	Shared voting power 2,301,955 shares of Common Stock
	9	Sole dispositive power 0 shares of Common Stock
	10	Shared dispositive power 2,301,955 shares of Common Stock

11	Aggregate amount beneficially owned by each reporting person 2,301,955 shares of Common Stock
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 6.2%
14	Type of reporting person PN

CUSIP No. 83422E 105	13D	Page 5 of 9

1	Names of reporting persons BCIP Life Sciences Associates, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds SC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Common Stock
	8	Shared voting power 32,550 shares of Common Stock
	9	Sole dispositive power 0 shares of Common Stock
	10	Shared dispositive power 32,550 shares of Common Stock

11	Aggregate amount beneficially owned by each reporting person 32,550 shares of Common Stock
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) Less than 0.1%
14	Type of reporting person PN

CUSIP No. 83422E 105	13D	Page 6 of 9

1	Names of reporting persons BCLS II Equity Opportunities, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Common Stock
	8	Shared voting power 904,160 shares of Common Stock
	9	Sole dispositive power 0 shares of Common Stock
	10	Shared dispositive power 904,160 shares of Common Stock

11	Aggregate amount beneficially owned by each reporting person 904,160 shares of Common Stock
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 2.4%
14	Type of reporting person PN

CUSIP No. 83422E 105	13D	Page 7 of 9

This Amendment No. 8 to Schedule 13D relates to the Common Stock of Solid Biosciences Inc. and amends the initial statement on Schedule 13D filed by BCLS SB Investco, LP on February 1, 2018, as amended by Amendment No. 1 filed on July 30, 2019, Amendment No. 2 filed on December 11, 2020, Amendment No. 3 filed on March 25, 2021, Amendment No. 4 filed on August 18, 2022, Amendment No. 5 filed on October 3, 2022, Amendment No. 6 filed on December 5, 2022 and Amendment No. 7 filed on January 10, 2024 (the “Initial Statement” and, as further amended by this Amendment No. 8, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

Item 2. Identity and Background

Item 2 of the Initial Statement is hereby amended and restated as follows:

(a) This Schedule 13D is being filed jointly by BCLS SB Investco, LP, a Delaware limited partnership (“BCLS SB”), Bain Capital Life Sciences Fund II, L.P., a Cayman Islands exempted limited partnership (“BCLS Fund II”), BCLS II Investco, LP, a Delaware limited partnership (“BCLS II Investco”), BCIP Life Sciences Associates, LP, a Delaware limited partnership (“BCIPLS”), and BCLS II Equity Opportunities, LP, a Delaware limited partnership (“BCLS II Equity” and, together with BCLS SB, BCLS Fund II, BCLS II Investco and BCIPLS, the “Reporting Persons”).

Bain Capital Life Sciences Investors, LLC, a Delaware limited liability company (“BCLSI”), is the general partner of Bain Capital Life Sciences Partners, LP, a Cayman Islands exempted limited partnership (“BCLSP”), which is the general partner of BCLS SB.

BCLSI is the manager of Bain Capital Life Sciences Investors II, LLC, a Cayman Islands limited liability company (“BCLSI II”), which is the general partner of BCLS Fund II.

BCLS II Investco (GP), LLC, a Delaware limited liability company (“BCLS II Investco GP”), whose managing member is BCLS Fund II, is the general partner of BCLS II Investco.

BCLS II Equity Opportunities GP, LLC, a Delaware limited liability company (“BCLS II Equity GP”), whose manager is BCLS Fund II, is the general partner of BCLS II Equity.

Boylston Coinvestors, LLC, a Delaware limited liability company (“Boylston” and, together with the Reporting Persons, BCLSI, BCLSP, BCLSI II, BCLS II Investco GP and BCLS II Equity GP, the “Bain Capital Life Sciences Entities”), is the general partner of BCIPLS. BCLSI governs the investment strategy and decision-making process with respect to investments held by BCIPLS.

As a result, BCLSI may be deemed to share voting and dispositive power with respect to the securities held by the Reporting Persons.

The Reporting Persons have entered into a Joint Filing Agreement, dated January 12, 2024, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act.

(b) The principal business address for each of the Bain Capital Life Sciences Entities is 200 Clarendon Street, Boston, MA 02116.

(c) Each of the Bain Capital Life Sciences Entities is principally engaged in the business of investment in securities.

(d) During the last five years, none of the Bain Capital Life Sciences Entities has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Bain Capital Life Sciences Entities has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 83422E 105	13D	Page 8 of 9

(f) BCLS Fund II, BCLSP and BCLSI II are each organized under the laws of the Cayman Islands. BCLS SB, BCLS II Investco, BCIPLS, BCLS II Equity, BCLSI, BCLS II Investco GP, BCLS II Equity GP and Boylston are each organized under the laws of the State of Delaware.

Item 3. Source and Amount of Funds

Item 3 of the Initial Statement is hereby amended and supplemented to add the following:

January 2024 Private Placement Closing

The January 2024 Private Placement closed on January 11, 2024. Pursuant to the terms of the January 2024 Securities Purchase Agreement, BCLS II Equity purchased 904,160 shares of Common Stock from the Issuer at a price per share of $5.53, for total consideration of $5,000,004.80. BCLS II Equity used its own working capital to purchase such shares of Common Stock.

Item 5. Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and restated as follows:

The information set forth in Items 2 and 3 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) – (c) As of the date hereof, (i) BCLS SB hold 528,660 shares of Common Stock, representing approximately 1.4% of the outstanding shares of Common Stock, (ii) BCLS Fund II holds 267,257 shares of Common Stock, representing approximately 0.7% of the outstanding shares of Common Stock, (iii) BCLS II Investco holds 2,301,955 shares of Common Stock, representing approximately 6.2% of the outstanding shares of Common Stock, (iv) BCIPLS holds 32,550 shares of Common Stock, representing less than 0.1% of the outstanding shares of Common Stock, and (v) BCLS II Equity holds 904,160 shares of Common Stock, representing approximately 2.4% of the outstanding shares of Common Stock. As a result of the foregoing and the relationships described in Item 2(a) of this Schedule 13D, the Reporting Persons may be deemed to beneficially own in the aggregate 4,034,582 shares of Common Stock, representing approximately 10.9% of the outstanding shares of Common Stock.

The percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Persons is based on 37,150,543 shares of Common Stock outstanding, which consists of (i) 20,177,440 shares of Common Stock outstanding as of November 6, 2023, as disclosed by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the Securities and Exchange Commission on November 8, 2023 and (ii) an aggregate of 16,973,103 shares of Common Stock issued on January 11, 2024 in the January 2024 Private Placement.

(d) Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the shares of Common Stock beneficially owned by the Reporting Persons as described in this Item 5.

(e) Not applicable.

Item 7.	Material to be filed as Exhibits

Item 7 of the Initial Statement is hereby amended and supplemented to add the following:

Exhibit P       Joint Filing Agreement, dated January 12, 2024

CUSIP No. 83422E 105	13D	Page 9 of 9

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2024	BCLS SB Investco, LP

	By:	Bain Capital Life Sciences Partners, LP, its general partner

	By:	Bain Capital Life Sciences Investors, LLC, its general partner

	By:	/s/ Adam Koppel
Name: Adam Koppel
Title: Partner

Bain Capital Life Sciences Fund II, L.P.

	By:	Bain Capital Life Sciences Investors II, LLC, its general partner

	By:	Bain Capital Life Sciences Investors, LLC, its manager

	By:	/s/ Adam Koppel
Name: Adam Koppel
Title: Partner

BCLS II Investco, LP

	By:	BCLS II Investco (GP), LLC, its general partner

	By:	Bain Capital Life Sciences Fund II, L.P., its managing member

	By:	Bain Capital Life Sciences Investors II, LLC, its general partner

	By:	Bain Capital Life Sciences Investors, LLC, its manager

	By:	/s/ Adam Koppel
Name: Adam Koppel
Title: Partner

BCIP Life Sciences Associates, LP

By: Boylston Coinvestors, LLC, its general partner

	By:	/s/ Adam Koppel
Name: Adam Koppel
Title: Authorized Signatory

BCLS II Equity Opportunities, LP

	By:	BCLS II Equity Opportunities GP, LLC, its general partner

	By:	Bain Capital Life Sciences Fund II, L.P., its manager

	By:	Bain Capital Life Sciences Investors II, LLC, its general partner

	By:	Bain Capital Life Sciences Investors, LLC, its manager

	By:	/s/ Adam Koppel
Name: Adam Koppel
Title: Partner